

March 13, 2014

<u>Via E-mail</u>
Mark W. Hianik, Esq.
General Counsel
xpedx Holding Company
6400 Poplar Ave.
Memphis, TN 38197

      Re: xpedx Holding Company
               Registration Statement on Form S-1
               Filed February 14, 2014
               File No. 333-193950

Dear Mr. Hianik:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 Filed February 14, 2014

1. Please provide an analysis of whether International Paper Company should be identified as an underwriter as defined in Section 2(a)(11) of the Securities Act of 1933.

Prospectus Cover Page

2. Please provide the information required by Item 501(b)(2) of Regulation S-K with respect to the amount of securities offered.

Prospectus Summary, page 16

3.   We note your disclosure that the Contribution and Distribution Agreement provides that in 2020 the combined company may be required to pay to International Paper an earnout payment of up to $100 million if the combined company's aggregate EBITDA for its 2017, 2018 and 2019 fiscal years exceeds an agreed-upon target, subject to certain adjustments. We also note that you have not disclosed such agreed-upon target. Please tell us your considerations with respect to whether you are required to disclose such target.

The Transactions, page 59

Background of the Distribution and the Merger, page 59

4.   We note your statement on page 6 that the transaction with Unisource will be structured as a "Reverse Morris Trust." Please revise your filing to briefly describe here the meaning of such term, and the significance for this transaction.

International Paper's Reasons for the Transactions, page 59

5.   Please disclose how the parties determined that International Paper's shareholders would own approximately 51% of SpinCo following the Merger. Similarly, disclose how the $400 million special payment and the potential $100 million earnout payment amounts were determined.

The Contribution and Distribution Agreement and the Ancillary Agreements, page 83

6.   We note your statement that you are providing a summary of "selected" material provisions of the Contribution and Distribution Agreement. You have also provided similar statements in your registration statement with respect to other agreements. Please ensure that you have disclosed all material terms of each material agreement, and revise your disclosure to remove any implication that you have not done so.

Transition Services Agreement, page 88

7.   Please provide disclosure regarding any material fees to be charged in connection with services to be provided under the Transition Services Agreement. Refer to Item 404 of Regulation S-K.

Unaudited Pro Forma Condensed Combined Financial Information of Combined Company and Related Noted, page 99

8.   We note the analysis provided on pages 66-67 of your filing regarding the identification of xpedx Holding Company as the accounting acquirer in the merger with Unisource. So

that we may better understand this conclusion, please provide us with a detailed explanation of the factors considered pursuant to FASB ASC 805-10-55-12 and 805-10-55-13.

9.   We note your disclosure referring to appraisals performed by independent consultants to determine the fair market values of the tangible and intangible assets and liabilities of Unisource. Please tell us how you considered providing a valuation report and consent from the third party valuation expert or remove all references to the use of third party valuation experts from your registration statement. Refer to Question 233.02 of the Compliance and Disclosure Interpretations regarding Securities Act Rules.

Note 2. Pro Forma Adjustments, page 104

10.   We note that you have removed the advisory fees paid to Bain Capital (pro forma adjustment T) and eliminated merger expenses included in the historical financial statements (pro forma adjustment X). These pro forma adjustments appear to relate to non-recurring items in the underlying historical financial statements of Unisource. Please tell us how you determined that these pro forma adjustments meet the requirement in Rule 11-02(b)(6) of Regulation S-X.

11.   Please expand your disclosure under pro forma adjustment (Y) to explain how the amount of interest expense was determined. In your revised disclosure, please state whether you used a current interest rate or an interest rate for which you have a commitment to calculate this pro forma adjustment.

12.   Disclosure in your filing indicates that in 2020 the combined company may be required to pay International Paper an earnout payment of up to $100 million if the combined company's aggregate EBITDA exceeds an agreed-upon target. Please tell us how you considered the accounting implications of this earnout payment on your pro forma financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations of xpedx, page 112

Results of Operations, Including Business Segments, page 115

13.   It appears that the results of operations analysis provided for certain expense line items (e.g., distribution expenses, selling and administrative expenses) focuses on the change from prior periods as a percentage of net sales. Please revise your disclosure to also provide an analysis quantifying and explaining the impact of the factors which resulted in periodic changes in these line items. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Critical Accounting Policies and Estimates, page 128

14.   Please revise your discussion of critical accounting policies to address revenue recognition. Your revised disclosure should be tailored to address revenue recognition for your various lines of business and the various means through which sales are made (i.e., multi-year supply contracts, transactional sales, etc). In addition, please tell us about the various services provided to your customers as described on page 162 of your filing. To the extent applicable, please also consider this comment with regard to the disclosure of critical accounting policies for Unisource.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Unisource, page 131

Supplementary Information on Product Category Results, page 143

15.   We note that you have presented supplemental information by major product category for Unisource to provide consistency with the information presented for xpedx. Please expand the introductory note provided with this disclosure to indicate whether management expects the operating segment disclosure pursuant to FASB ASC 280-10-50 of the combined entity to be similar to the historical information provided for xpedx.

16.   Please revise your analysis of the changes in net sales to quantify the causal factors identified in dollars.

Security Ownership of Certain Beneficial Owners and Management, page 185

17.   With respect to the beneficial ownership of shares of your common stock by Seth Meisel, it appears that you intend to omit from the table the shares of your common stock that may be deemed to be beneficially owned by investment funds associated with Bain Capital. We also note your disclosure that Mr. Meisel may be deemed to share beneficial ownership of such shares. Please include such shares in the table, with appropriate explanation necessary to reflect amounts as to which Mr. Meisel has sole or shared voting power, or sole or shared investment power. Refer to Item 403 of Regulation S-K.

Corporate Opportunities, page 193

18.   We note your disclosure at page 193 regarding corporate opportunities presented to "UWWH." However, from your disclosure elsewhere in your prospectus, it appears that you intend to refer to corporate opportunities presented to the UWWH Stockholder. Please revise or advise.

Unaudited Consolidated Financial Statements of Unisource

Condensed Consolidated Statements of Operations for the nine months ended September 28, 2013 and September 29, 2012, page F-92

19.   Your statement of operations includes a line item for gross margin which appears to be calculated as the difference between net sales and cost of products sold excluding depreciation and amortization. Please note the guidance per SAB Topic 11B which prohibits the presentation of a figure for income before depreciation. This comment also applies to disclosure provided in other sections of your filing, such as Selected Historical Consolidated Financial Data and Management's Discussion and Analysis.

Note 6 – Income Taxes, page F-103

20.   We note that a valuation allowance of approximately $238.9 million against all U.S. federal and a substantial portion of the state net deferred tax assets was released during the nine months ended September 28, 2013. Please provide us with a summary of your analysis of the positive and negative evidence considered in determining that this valuation allowance was no longer needed. Refer to FASB ASC 740-10-30.

Signatures

21.   Please confirm whether you have provided the signatures required by Form S-1, including the requirement to have the registration statement signed by a majority of the board of directors. In that regard, we note that certain of the individuals identified in this section as directors are not otherwise referenced in your filing.

Exhibits

22.   Please ensure that you file all exhibits and schedules to your material agreements. For example, please re-file the form of transition services agreement to include all schedules to such agreement.

23.   We note that it does not appear that you intend to file as exhibits the supply agreements referenced on page 89. If you do not believe that you are required to file such agreements, please provide your basis for such belief. Refer to Item 601(b)(10) of Regulation S-K.

Exhibit 2.1

24.   We note the references in the Agreement and Plan of Merger to disclosure schedules to be delivered concurrently with the agreement. We also note that you have not provided a list briefly identifying the contents of such schedules. Please provide your analysis with respect to whether you are required to provide such list. Refer to Item 601(b)(2) of

Regulation S-K. Please also provide such analysis with respect to the "Disclosure Letter" referenced in the Contribution and Distribution Agreement filed as Exhibit 2.2.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Wei Lu, Staff Accountant, at (202) 551-3725, or Ethan Horowitz, Branch Chief, at (202) 551-3311, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or Laura Nicholson, Staff Attorney, at (202) 551-3584, with any other questions.

       Sincerely,

       /s/H. Roger Schwall

       H. Roger Schwall
       Assistant Director

cc: Mr. Peter J. Loughran, Esq.